FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Correvio Pharma Corp. (“Correvio” or the “Company”)
1441 Creekside Drive, 6th Floor

Vancouver, British Columbia

Canada V6J 4S7

Item 2:	Date of Material Changes

December 24, 2019

Item 3:	News Release

The news release announcing the material changes was issued on December 24, 2019 through Canada Newswire and copies were subsequently filed on SEDAR.

Item 4:	Summary of Material Changes

On December 24, 2019, Correvio announced that it had received a Complete Response Letter (“CRL”) from the U.S. Food and Drug Administration (“FDA”) regarding the New Drug Application (“NDA”) for BrinavessTM (vernakalant IV) stating that the FDA determined that it cannot approve the Brinavess NDA in its present form and providing recommendations needed for resubmission.

On December 24, 2019, Correvio also announced that, since the Company’s announcement of the FDA’s Cardiovascular and Renal Drugs Advisory Committee (“CRDAC”) meeting outcome for Brinavess on December 10, 2019, the Company had received notice of claims being made against it in respect of that event. Additionally, the Company has made a claim against Eddingpharm (Asia) Macau Commercial Offshore, Ltd. (“Eddingpharm”), one of its former distributors for Aggrastat, in respect of certain contractual breaches by Eddingpharm. Eddingpharm has stated its intention to counterclaim against the Company based on alleged breaches by the Company.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

CRL regarding NDA for Brinavess

On December 24, 2019, Correvio announced that it had received a CRL from the FDA regarding the NDA for Brinavess, an anti-arrhythmic drug for the conversion of atrial fibrillation. The CRL stated that the FDA determined it cannot approve the Brinavess NDA in its present form and provided recommendations needed for resubmission.

In the CRL, the FDA stated that while the submitted data provides substantial evidence of Brinavess’ effectiveness, the data does not provide reassuring evidence of Brinavess’ safety. The FDA indicated that Correvio will need to develop an approach to select patients who are at low risk of adverse cardiovascular reactions and that data from an additional, potentially uncontrolled, clinical study will be needed to assess Brinavess’ cardiovascular risk in the selected patient population and to support an NDA resubmission. The FDA also stated that the risk of serious cardiovascular adverse reactions will need to be much less than 1% in the selected patient population.

Correvio intends to request a meeting with the FDA as soon as possible to discuss the design and specifics of a potential study to address the FDA’s concerns. Correvio is also exploring strategic alternatives for the Company and/or its assets. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination or other strategic transaction involving the Company or its assets.

Litigation

Since the Company’s announcement of the FDA’s CRDAC meeting outcome for Brinavess on December 10, 2019, the Company has received notice of claims being made against it in respect of that event. Additionally, the Company has made a claim against Eddingpharm, one of its former distributors for Aggrastat, in respect of certain contractual breaches by Eddingpharm. Eddingpharm has, in turn, stated its intention to counterclaim against the Company based on alleged breaches by the Company. The arbitration proceeding is still in its early stages and Eddingpharm has not yet formally responded to the Company’s Statement of Claim.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Justin Renz, President and Chief Financial Officer
Telephone: 604-677-6905

Item 9:	Date of Report

December 24, 2019